Filed Pursuant to Rule 433

Registration No: 333-134553

FX Basket-Linked Note

“US Dollar Bull-Bear Note”	Preliminary Terms and Conditions
December 6, 2007
Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via single basket simultaneous long and short positions in the U.S. dollar (USD) relative to the Euro (EUR), Japanese Yen (JPY), British Pound(GBP), Canadian Dollar (CAD), Swedish Krona (SEK), and Swiss Franc (CHF) (collectively, the “Reference Currencies”). If, as of the Valuation Date, the Basket Return is greater than zero (that is, if the USD has appreciated relative to the Reference Currencies in aggregate on the Valuation Date), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by the product of the Upside Leverage (a minimum of 100%) and the Basket Return. If the Basket Return on the Valuation Date is less than or equal to zero (that is, if the USD has depreciated relative to the Reference Currencies in aggregate on the Valuation Date), then the investor will receive at maturity the principal amount of the notes multiplied by the product of the Downside Return Rate (a minimum of 50%) and the absolute value of the Basket Return (that is, negative one times the Basket Return). Furthermore, if the Basket Return is exactly equal to zero on the Valuation Date (that is, the USD has neither appreciated nor depreciated relative to the Reference Currencies in aggregate on the Valuation Date), the investor will receive at maturity only the repayment of the principal invested, with no additional return. The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA–)
Issue Size	USD [TBD]
Issue Price	100%
Principal Protection	100% at the Maturity Date
Trade Date	[December 21], 2007
Issue Date	[December 28], 2007
Valuation Date

[December 21], 2009; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Disruption Events” below).

Maturity Date	[December 28], 2009
Reference Currencies	Euro (EUR), Japanese Yen (JPY), British Pound (GBP), Canadian Dollar (CAD), Swedish Krona (SEK) and Swiss Franc (CHF)

Reference Exchange Rates

For EUR and GBP, the spot exchange rates for each of EUR and GBP quoted against the U.S. dollar, expressed as the number of USD per unit of the Reference Currency. For JPY, CAD, SEK and CHF, the spot exchange rate for each of JPY, CAD, SEK and CHF, respectively, quoted against the U.S. dollar, expressed as the number of units of the Reference Currency per USD 1.

Upside Leverage	A minimum of 100%
Downside Return Rate	A minimum of 50%
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any
Additional Amount

A single U.S. dollar amount equal to the principal amount of each note multiplied by:

Upside Leverage * Basket Return                         If the Basket return is greater than zero

Downside Return Rate * (–1* Basket Return)     If the Basket return is less or equal to zero

provided that the minimum Additional Amount payable on the notes shall be zero.

Basket Return	The sum of the Weighted Currency Returns for the Reference Currencies
Weighted Currency Returns	For EUR and GBP.
	Weighting * {	Initial Reference Currency Rate – Settlement Rate	}
		Settlement Rate
	For JPY, CAD, SEK and CHF:
	Weighting * {	Settlement Rate – Initial Reference Currency Rate	}
		Initial Reference Currency Rate
Weightings and Initial Reference Currency Rates	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:
	Reference Currency	Weighting	Initial Reference Currency Rate
	EUR	57.6%	[TBD]
	JPY	13.6%	[TBD]
	GBP	11.9%	[TBD]
	CAD	9.1%	[TBD]
	SEK	4.2%	[TBD]
	CHF	3.6%	[TBD]

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency on the Trade Date, determined in accordance with the applicable Settlement Rate Option.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).

Settlement Rate Option and Valuation Business Day:	For each Reference Currency as set forth below:
	Reference Currency	Screen Reference *	Valuation Business Day
	EUR	Reuters page EURUSDFIXM=WM (as substitute for 1FED)	London
	JPY	Reuters page USDJPYFIXM=WM (as substitute for 1FED)	London
	GBP	Reuters page GBPUSDFIXM=WM (as substitute for 1FED)	London
	CAD	Reuters page USDCADFIXM=WM (as substitute for 1FED)	London
	SEK	Reuters page USDSEKFIXM=WM (as substitute for 1FED)	London
	CHF	Reuters page USDCHFFIXM=WM (as substitute for 1FED)	London

*        In each case, as observed at approximately 4.00 p.m. London time.

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement.

Business Day	New York
Business Day Convention	Following
Disruption Events

If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:

•      for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•      for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)  the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the conversion of the Reference Currency into USD through customary legal channels; or (y) for any Reference Currency other than EUR, the delivery of USD from accounts inside the Reference Currency Jurisdiction with respect to such Reference Currency to accounts outside that Reference Currency Jurisdiction;

(B)  the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)  the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) for any Reference Currency other than EUR, in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	ISIN: US5252M0BC07
CUSIP: 5252M0BC0
Settlement System	DTC
Denominations	USD 1,000 and whole multiples of USD 1,000
Issue Type	US MTN
Fees
		Price to Public (1)	Fees (2)	Proceeds to the Issuer

	Per note	$1,000	$[22.50]	$[977.50]
Total

(1)   The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)   Lehman Brothers Inc. will receive commissions of up to $22.50 per $1,000 principal amount, or of up to 2.25%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending November 28, 2004, through the week ending December 2, 2007, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data. The spot exchange rates are expressed as the amount of Reference Currency per U.S. dollar to show the appreciation or depreciation, as the case may be, of the U.S. dollar relative to the Reference Currency (and, in the case of EUR and GBP, are the inverse of the spot exchange rates used to calculate the Basket Return, which are expressed as the amount of U.S. dollars per Reference Currency). The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Basket Return will be greater than, less than or equal to zero and, consequently, the Additional Amount payable at maturity. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following charts show the hypothetical Basket Return at the end of each week in the period from the week ending November 28, 2004, through the week ending December 2, 2007, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data. The Basket Return was indexed to a level of 0.0 on December 2, 2007, based upon the Reference Exchange Rates determined on that day. The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar (except for EUR and GBP, which are expressed as the number of USD per unit of the Reference Currency). For purposes of the notes and the determination of the Additional Amount, the Basket Return will be indexed to 0.0 on the Trade Date.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity of the notes, including scenarios for the Additional Amounts payable if the Basket Return is greater or less than zero, based on hypothetical values for the Upside Leverage (100%), the Downside Return Rate (50%) and the Initial Reference Currency Rates (each of which will be determined on the Trade Date), as well hypothetical values for the Settlement Rates (which will be determined on the Valuation Date), and the resulting Basket Return.

The Initial Reference Currency Rate and Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: The USD appreciates relative to each of the EUR, JPY, GBP, CAD, SEK and CHF, resulting in a Basket Return of 0.0807 (8.07%). Because the Basket Return is greater than zero, the Additional Amount is equal to 8.07%, and the Redemption Amount is equal to 108.07%, times the principal amount of the notes.

Because the Basket Return is 0.0807, the Redemption Amount payable at maturity is equal to $1,080.70 per $1,000 note (reflecting an Additional Amount of $80.70 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 100% * 0.0807) = $1,080.70.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Basket	Currency Rate	Settlement Rate		Weighted
Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
EUR	1.4762	1.3581	57.6%	0.0501
JPY	109.87	119.76	13.6%	0.0122
GBP	2.0572	1.9058	11.9%	0.0095
CAD	1.0121	1.0728	9.1%	0.0055
SEK	6.3504	6.7632	4.2%	0.0027
CHF	1.1171	1.1394	3.6%	0.0007

	Basket Return = Sum of Weighted Currency Returns =			0.0807

Example 2: The USD depreciates relative to each of the EUR, JPY, GBP, CAD, SEK and CHF, resulting in a Basket Return of –0.0388 (–3.88%). Because the Basket Return is less than zero, the Additional Amount is equal to 1.94%, and the Redemption Amount is equal to 101.94%, times the principal amount of the notes.

Because the Basket Return is –0.0388, the Redemption Amount payable at maturity is equal to $1,019.40 per $1,000 note (reflecting an Additional Amount of $19.40 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 50% * [ –1 * –0.0388] ) = $1,019.40.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Basket	Currency Rate	Settlement Rate		Weighted
Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
EUR	1.4762	1.5252	57.6%	–0.0185
JPY	109.87	105.48	13.6%	–0.0054
GBP	2.0572	2.1662	11.9%	–0.0060
CAD	1.0121	0.9514	9.1%	–0.0055
SEK	6.3504	6.2234	4.2%	–0.0008
CHF	1.1171	1.0389	3.6%	–0.0025

	Basket Return = Sum of Weighted Currency Returns =			–0.0388

Example 3: The USD appreciates relative to each of the EUR, GBP and CHF, but depreciates relative to the JPY, CAD and SEK, resulting in a Basket Return of 0.0429 (4.29%). Because the Basket Return is greater than zero, the Additional Amount is equal to4.29%, and the Redemption Amount is equal to 104.29%, times the principal amount of the notes.

Because the Basket Return is 0.0429, the Redemption Amount payable at maturity is equal to $1,042.90 per $1,000 note (reflecting an Additional Amount of $42.90 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 100% * 0.0429) = $1,042.90

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Basket	Currency Rate	Settlement Rate		Weighted
Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
EUR	1.4762	1.3416	57.6%	0.0578
JPY	109.87	103.27	13.6%	–0.0082
GBP	2.0572	1.9955	11.9%	0.0037
CAD	1.0121	0.9109	9.1%	–0.0091
SEK	6.3504	5.7154	4.2%	–0.0042
CHF	1.1171	1.2065	3.6%	0.0029

	Basket Return = Sum of Weighted Currency Returns =			0.0429

Example 4: The USD appreciates relative to each of the JPY, GBP and CAD, but depreciates relative to the EUR, SEK and CHF resulting in a Basket Return of –0.0220 (–2.20%). Because the Basket Return is less than zero, the Additional Amount is equal to 1.10%, and the Redemption Amount is equal to the product of 101.10%, times the principal amount of the notes.

Because the Basket Return is –0.0220, the Redemption Amount payable at maturity is equal to $1,011.00 per $1,000 note (reflecting an Additional Amount of $11.00 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 50% * [ –1* –0.0220] ) = $1,011.00

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Basket	Currency Rate	Settlement Rate		Weighted
Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
EUR	1.4762	1.5065	57.6%	–0.0116
JPY	109.87	125.25	13.6%	0.0190
GBP	2.0572	1.8700	11.9%	0.0119
CAD	1.0121	1.0627	9.1%	0.0046
SEK	6.3504	6.2234	4.2%	–0.0008
CHF	1.1171	1.0836	3.6%	–0.0011

	Basket Return = Sum of Weighted Currency Returns =			–0.0220